SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of February, 2004

Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Rua Lauro Muller, 116 - sala 3702
Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Conference Call Transcription
Casa de Pedra Expansion Project Conference Call
February 2nd, 2004

Operator: Good morning ladies and gentlemen. At this time we would like to welcome everyone to the CSN conference call.

This conference call is being simultaneously broadcasted over the Internet and may be accessed through the investor relations section of CSN website www.csn.com.br and a slide presentation may also be obtained from this website.

We would like to inform you that this event is being recorded and all participants will be in listen-only mode during the company’s presentation. After the company’s remarks are over, there will be a question and answer section. At that time further instructions will be given. Should any participant need assistance during this call, please press *0 to reach the operator.

Before proceeding, let me mention that forward-looking statements are being made under the Safe Harbor of the Securities Litigation Reform Act of 1996. Forward-looking statements are based on the beliefs and assumptions of CSN management, and on information currently available to the Company. They involve risks, uncertainties and assumptions because they relate to future events and therefore depend on circumstances that may or may not occur in the future. Investors should understand that general economic conditions, industry conditions and other operating factors could also affect the future results of CSN and could cause results to differ materially from those expressed in such forward-looking statements.

Now, I’ll turn the conference over to Mr. Lauro Rezende, who will present CSN’s operating and financial highlights of the quarter. Mr. Rezende, you may begin your conference.

Luciana: This is Luciana, investor relations manager. Just before we begin we would like to tell you that also with us today is Mr. Lutz, our Infrastructure and Energy Executive Officer, Mr Otavio Lazcano, CFO and myself. Now, Lauro will do the presentation.

Lauro: Good afternoon dash good morning; to the people that have different time zones today, thank you very much for attending our conference. We have arranged this conference to present you the new investment project of CSN. This investment project is an increase in production and a new export business for iron ore of our captive mine Casa de Pedra, with a 40 million ton project. Let’s start please. On the first chart that we see, we present a pre authorization of implementation. The Casa de Pedra mine is located in the iron ore quadrangle in Minas Gerais, near the state of Rio de Janeiro. There are several iron ore deposits in Brazil, there are several other mines located in that area, including some mines from CVRD and Samarco and some other mines located near the other area. In the next slide number 4 we can see the logistics supply to those lines and in orange we can see the logistics that we can use for our projects, the logistics is basically the MRS railway lines. Those lines are called central line and the steel railway. Ferrovia do Aço. You see that Brazil actually has two different systems, one is the system that we intend to use and in which we participate in the controlling group and the other one is the CVRD line that doesn’t come through Rio de Janeiro, it goes through Vitória. It’s the Vitória-Minas railroad. Together with this railroad is our Port, the Sepetiba Port, and the Guaiba Terminal of MBR and the idea is to expand the Sepetiba Port to be able to export the iron ore from that project.

The inferred and proven reserves are about 1.6 billion tons of iron ore. It is a very good iron ore, as good as you get in Brazil, it’s prime quality, we’re going to have the final numbers by March 2004, but we do expect these final numbers to be between 20-30% on a conservative basis higher than the actual research. That should put the useful life of this mine under this project for something over 30 years. Mining equipment, we’re going to give you basically two numbers: one is 20 million tons and the other is 40 million tons. The 20 million tons is the first phase of the project that should be ready and running by mid-2005 and the 40 million will give us capacity to be reached by mid-2006 and you have a good description of the equipment needed for those phases, how much we want to buy of each equipment and that is detailed in that chart.

In the next slide number 7, we have an expected flow sheet for the new iron ore mine, we have basically there, you know, in yellow, the new equipment we’re going to buy and that should basically be concentrated in the final portion of this expansion, it starts pretty slow and, you know, the new classification is printed in yellow, the new treatment plant and, in purple the ones that should be revamped. In the chart number 8, the next chart will be our expected production, like that, by 2006 we’re going to have 40 million tons of production, it being 8.2 million tons of lump ore, 22.3 million tons of sinter feed, and 9.6 million tons of pellet feed. Investments are broken down in that category, investments in mine itself will be around 106 million tons, sorry, dollars, that’s basically leasing, ok? that’s basically equipment, mining trucks and so on OK?, and the new treatment plant will be around US$200 million, US$203 million to be exact and the project US$309 million on, you know, Casa de Pedra. That’s for a Dollar/Real of 3 Reais per Dollar OK? On the next slide you’re going to see a basic map of how the mine will be and then you will be able to see how the mine will be: the tailing ponds, the main body, and the new body to be opened OK? In all the expansion of Casa de Pedra.

On slide number 11 we have a base program for implementation, we want to have by the 2H05, by mid 2005, a 21-million tons capacity on the mine, with exports of around 5 million tons already, just to remind you we are already exploring around 16 million tons today and selling in the local market 8 million tons of iron ore. By mid 2005, so that means around 18 months from now, we will be able to produce 21 million tons, with exports at 5 million tons, and by the 2H06, the whole 40 million tons, with expected sales/exports of 30 million tons.

Talking about page 12 you’re going to see a photograph of the port, the Sepetiba Port, we intend to optimize it and then, you know, we’ll be able to export 30 to 31 million tons of iron ore out of that port, and the new export capacity on chart 13 it’s 5.8 million tons of lump ore, 3.5 million tons of pellet feed, 5.9 million tons of pellets, and 14.8 million tons of sinter feed, ok? On chart number 14 you can see a basic drawing of the first phase, the first phase will bring the port up to 8 million tons, it should be ready by mid-2005. On that we’re going to have a new line reserved for loading, and we’re going to convert one of the ship unloader into shiploader.

In the next page, page 15, we can see a description of phase one, the 8 million tons per year capacity at the port, we’ll hold a US$79 million investment, it consists basically of the conversion of the ship unloader into a ship loader that holds a 13,000 ton idle capacity, an inversion of one of the present lines of the conveyor belt, a new ore stockyard as you saw in the chart, with a 1.25 thousand capacity (45 days capacity), a new stacker/reclaimer, a double car dumper and a lump ore screening system, ok? We expect the berth occupation rate to be 65% at that time, with an expected demurrage, with no expected demurrage at that time. In chart number 16, just a second please.

Sorry for that, we experienced some technical difficulties here. Start then again, getting hold of the presentation where we have stopped, OK? we have on slide 15 of the presentation talking about the optimization of the current facilities in the port, as we have been explaining, the phase one of the port will comprise of a 8-million tons exports, with a US$79 million investment, this will comprise basically of the conversion of a ship unloaded into a ship loader, a reversal of one of the present lines of belt conveyor, a new ore stockyard with a 1.25 thousand capacity, a stacker/reclaimer, a double car dumper, a lump ore screening system, with expected berth occupation, by then, of 65% and no demurrage.

In the next slide number 16 we can see in phase two, a 30-31 million- ton capacity that we expect to be the final portion of the project, and on page 17 we have the details, there will be an additional investment of US$54 million, the ship loader we will remain with this OK? we’re going to need installations of a new doser silo to reduce the loading time, we’re going to have installed a waiting berth, a revamping on the conveyor belt line to 17,600 tons per hour, on the stock yard we’re going to build a second stacker/reclaimer, with no modifications on the car dumper. We’re going to have an expansion of the stock yard, we’re going to increase capacity in lump ore screening system, berth occupation will be around 85%, and demurrage at this rate of utilization should be something like US$ 6 million a year. We are evaluating some other possibilities to reduce demurrage further on. On the next slide number 18 we are going to talk then about the pelletization plant. The pelletization plant of 6 million tons, we are evaluating which are the best options, we are evaluating the pelletizing plant and some other options. The pelletizing plant in page 19 are the same as the chart we saw in another presentation.

We have basically two alternative locations for the pelletization plant, one in Minas Gerais near the Casa de Pedra Mine, this additional plant will be US$233 million or, in Rio de Janeiro, next to the Sepetiba Port, the cost of this additional plant will be US$241 million. The difference is basically the additional equipment that we already have in Casa de Pedra, but it’s going to have to be built from scratch in the pelletization Plant near the Port. Total investments in the first we have the total investments for those projects, they will totalize around US$782 million, being US$308 million for Casa de Pedra, US$132 million for the Port, and US$341 million for the pelletization plant. None of those numbers include yet a financing scheme but we do expect the financing of this project to be almost 100%, you know, financed, the usual finance will be ECAs, BNDES, OK, and the evaluating of a few propositions of export-linked facilities like securitization and so on. We are negotiating and some have already granted some benefits for the export of this ore and the concessions of these facilities in both states Minas Gerais and Rio de Janeiro. Thank you, and we would like now to open for questions.

Operator: At this time I would like to remind everyone that to ask a question please press the number 1 on your telephone keypad at this time. If you would like to withdraw your question, please press the pound key. Please hold while we pull for questions. Once again, to ask a question please press the number 1 on your telephone keypad. Our first question comes from Alberto Arias, with Goldman Sachs.

Alberto: Yes, good morning, my first question is with regards to the CVRD preemptive rights, that they’re supposed to have in any kind of excess iron ore production that you have from Casa de Pedra, and have you resolved that issue, have CVRD potentially be able to block this plan of development if they wished to do so?

Marcos: In fact, here is Marcos Lutz, speaking for CSN, we do have an agreement, and this agreement is built on the fact that we would have to develop a long-term contract, and those long-term contracts would be delivered to CVRD but, anyway, any contracts offered to CVRD would be offered again and again until CVRD just won’t buy the ore anymore so, when you evaluate this in the market actually we do have many offers already and we don’t see any kind of complication in this.

Alberto: But, in a way, I always thought that developing Casa de Pedra like you are developing would be very problematic from a long-term planning point of view because it would be difficult for me to see a counter party that would be willing to take the risk that CVRD might be able to, instead of taking the shipments that are supposed to be going to, let’s say POSCO one morning CVRD can say no, I’m taking my pre-emptive rights to buy these, and I want to send it to other, so, from the point of view of the counter party Casa de Pedra is not a very reliable long-term source of iron ore, I don’t know if that’s an issue that should be concerned for you given that you have committed so much capital on this project now.

Marcos: Alberto, the point is there’s a difference in fact the right of CVRD is to buy the whole contract, to give you an example, if I sell 2 million tons of iron ore for 10 years to POSCO, for those 10 years those shipments will be fine, so, if CVRD buys those contracts, it will buy every single shipment or not for the entire 10-year period, so that’s the point that made me tell that it would be a long-term contract operation, because it cannot operate on spot but as the market doesn’t operate on spot basis, actually this is not an issue for ourselves.

Alberto: Just one final question, the price that CVRD would be buying those contracts versus the price that is negotiated every year if you were selling it, you know, to POSCO, is there is any difference in the price that would apply CVRD to, let’s say, POSCO?

Marcos: No, in fact, If I understood correctly your question, there will be no difference, CVRD has the right of first refusal, it has to match the price and conditions offered in the contract.

Lauro: Yes, is not the same, that’s a right of first refusal, that means CVRD needs to match, exactly, penny by penny, condition by condition, stated on the offer made to CSN by anybody, so the whole contents, so that’s what I mentioned in the end if CVRD ends up exercising a portion, or the shipment, from CSN’s point of view it’s the same because I will be receiving exactly the same conditions being offered by anyone else.

Alberto: Alright, ok, great, thank you.

Lauro: Thank you.

Operator: Our next question comes from Andres Perez, with Morgan Stanley.

Andres: Hi, good morning all, I have two questions; the first question is what is your long-term goal with regards to the mine? Do you plan on forward integrating any of this iron ore either into some of your own steel expansion, possibly looking at any rolling activity abroad which could further integrate this iron ore, or do you plan on just leaving it as is and simply selling the ore into the market to third parties?

Marcos: In fact we are integrated in the whole chain in the business, we actually evaluate all the businesses downstream and when we consider the iron ore production business, which naturally we’ve always had, doesn’t mean if we sell for a market price an amount of iron ore, it will be taken away from a potential acquisition in the future because we have at least now, low costs in terms of slabs, production costs, so, basically this doesn’t mean that we’ll be only consuming Casa de Pedra’s ore, it means it would be naturally for us to have other suppliers.

Andres: So, that means you would consider forward integrating more of your excess of production in the future, is that correct?

Marcos: Yes.

Andres: OK. My second question is, if you could just give us some details regarding your cost structure of the ore production, how do you expect this to change the expansion?

Marcos: I know exactly what you’re asking for, but our production will be running roughly close to a dollar and half cash cost, which is a little less than actual production cost, as this is basically based on scale.

Andres: OK, so you don’t expect too much change on terms of cash cost, post-expansion, as of today, from the economy on scale?

Marcos: Too much? I don’t know what you mean by too much but there is a significant, like 20% decrease and we’ll be affected by the logistics cost which is also based on scale.

Andres: OK, thank you.

Operator: Our next question comes from Wilfredo Ortiz, with JP Morgan.

Wilfredo: Good morning. I just thought I could clarify the allocation of money, how much are you going to be spending this year, next year, to the final expansion, if you could give us something, so that we can have a better view of the capex outlook. And secondly, if you could give us your generalized look in terms of the general market, given the expansion of some of the others that are coming upstream. Once this expansion is fully developed, what is your capex in time given that changing right now or later on?

Lauro: OK, listen. Allocation, our expectation is to spend around 10% of the total investment this year, 40% by 2005, and the rest 50% by 2006, OK? That is our expectation of expenditures on investments today. I am sorry; I forgot the second part of your question.

Wilfredo: Your generalized look of general market once the project comes up.

Lauro: The first thing, iron ore is pretty tight today, we are going to have exports of around 30 million tons. That is roughly the size of Caemi today. And we think that this is a very disciplined, good market, and we will be able to have our share in that market. The market is pretty tight today, iron ore is the best business in the world today. There is a lot of investments being done, but we do expect to have signed a contract, once this line is starting to flow. We do have already some proposals that we are evaluating from 2005 on. Our expectation is that by 2006 we have signed contracts for most production from Casa de Pedra.

We think that there is a lot of demand out there today. We think that this demand is coming a lot from Asia, right? And even if Asia is expanding more nowadays, it is more likely to have an impact on steel rather than ore. I do not think that those brand new mills in Asia that just started right now, that they are very good mills, but we are starting to see some players in Asia who would rather invest on rolling steel capacity on the steel side of the business in US and Europe rather than stop buying iron ore.

Wilfredo: Thank you.

Luciana: Wilfredo, if you do not have another question, Mr. Benjamin is here with us, and he would like to complement the answers to Alberto from Goldman Sachs.

Benjamin: I would like to make very clear to you all that our production nowadays is more than 16 million tons and we are selling now 8 million tons in the market, so I understand that everybody is preoccupied with the contract of Casa de Pedra and CVRD, but to be very clear, I would like to make very clear that we are discussing this in CADE. We will wait for the decision and we will respect the decision that they present to us.

In case CVRD wants to exercise the preference, CVRD will have to exercise the preference in all the contract. So if we sell to China in a contract of ten years, CVRD will have to work for the total quantity of the contract during ten years in the same conditions that we sell.

So, what doesn’t make sense to us is that CVRD will exercise the preference in a market price because we will sell in the market price, for example nowadays, close to US$ 20/ton. If the cost of CVRD to increase the production will be US$ 3. So it doesn’t make any sense for CVRD exercise the preference in a market basis, in the market price basis, if they can produce for almost one fourth of the price. That is it. If they exercise their preference for us it is OK, because, as Lauro mentioned, the money is the same. But they will have to exercise exactly the total contract that we will sell and we have already negotiations with a 10 year contract, so for us it would be the same, that the project of the expansion of Casa de Pedra will be the same return, the same market price in the same conditions of sale.

I think that it is important to make this very clear to everybody and also mention that the contract of Casa de Pedra and CVRD are in the SEC.

Lauro: The contract is available in our SEC filings in the United States.

Benjamin: So everybody can read and understand exactly the points of the contract that are exactly what we mentioned before.

Operator: Our next question is coming from Daniel Altman of Bear Stearns.

Daniel: Hi, this is Daniel from Bear Stearns. Just one question for Lauro and then two questions for Benjamin, if you are still there. First, on the pellet plant Lauro, in your presentation, I felt that there was not 100% conviction that you are going to do the pellet plant as well. I am wondering if I understood that right and if you have kind of an alternative production schedule, a volume schedule, if you do not do the pellet plant.

The second question, Benjamin, regarding the strategy of CSN, I am wondering how you would compare this strategy of being an iron ore producer versus the previous strategy which was to merge with Corus and to use the iron ore, export the iron ore in that way. How do you compare those two models?

And the third question also for Benjamin, I believe, as part of your agreement with CVRD, if they decided to build a steel plant, you would have the rights of first refusal, and I am wondering if what is going on in northern Brazil is of any interest to CSN. Thank you.

Lauro: Hi Daniel, this is Lauro. On your first question, about the pelletization plant, initially we are working on as I told you on the contracts, the supply contracts today. And if we have good demand for the pellet itself at market conditions and prices, we may take a decision of leaving the pelletization plan, OK?

But, they are still under negotiations, so I am very sorry, but I won’t be able to disclosure more than this. The pelletization plant is a good business, but depending on a possible deal of selling the pellet fine, we will be able to do something different. And there is not all discarded also to build the pelletization plan together with another company on a similar scenario that we see on some of the acquisition plans that CVRD has today.

As you know, we use almost no pellets in Volta Redonda and I am sure, we don’t have enough demand within the company for 6 million tons of pellets, OK? So we are still evaluating those two possibilities. One, is selling the pellet fine itself this is the one on negotiations today. The second one is to bring people to build the pelletization plant together and actually have the pellet itself or specifically case like that, OK?

Daniel: OK.

Operator: Our next question comes from Thomas Souza from Merrill Lynch.

Luciana: Just a minute because Daniel’s question was not all answered.

Benjamin: Daniel, this is Benjamin, how are you?

Daniel: Good thanks, and yourself?

Benjamin: Thank you. Talking about the mining business, we are very comfortable with investments because we are working hard to have almost 50% EBITDA margin in the steel business. We are sure that we will have higher margins than this 50% in the mining business. So I understand that this is a complementary business to CSN. This will be completely independent from CSN in the future, looking for the best margin and invest what is necessary to be very competitive.

Our cost in Casa de Pedra is very low. I think that the quality of the iron ore is spectacular, so I think that we are convinced that we will have, I will not say, better business than steel, but in the minimum, business like the steel, in the mine. So we are very enthusiastic with this investment. And something that I do not know if you have the knowledge of CSN, we already have this mining business in our cash flow. So, if we are selling 8 million tons nowadays to the market, we are starting to learn with this business, and this business is proving to us that it works with higher margins than the steel.

Talking about the chance to make a deal like Corus, I think that the mining business will be more and more attractive to all the integrated steel plants all over the world. We are not considering nowadays any merger. I think that we made very good work here in CSN last year, our capital structure is very solid, our margin was spectacular last year, so nowadays we have the conditions to study new steel business like acquisitions. But what I feel in CSN, is that it makes more sense to all of us to increase the value to the shareholders, to continue our work, day by day, investing in Casa de Pedra and the port, and also increasing our capacity to 8 million tons in Volta Redonda, and after that wait for the right opportunity in the right moment.

So I don’t see any possibility in the short term to make a deal like Corus nowadays. The second question that was made to me?

Luciana: It was regarding steel business of CVRD in the northeast.

Benjamin: You are right, we have the preference during five years in the investments of CVRD in this field. They don’t say anything for that investment in Maranhão to CSN, so we are waiting for the right moment that probably we understand that CVRD will look for us.

Daniel: Thank you, and that will be something of interest for CSN?

Benjamin: Well, we are a steel company. We have interest in all the new projects that are being developed all over the world, so if we had the right to exam the new projects, we will be very pleased to study and if it is interesting we will propose to them.

Daniel: OK. Thank you very much.

Operator: Our next question is from Thomas Souza with, Merrill Lynch.

Thomas: Good afternoon, Gentleman, I have three questions; one is regarding the environment licenses of the mine, if this could delay the start of capacity at 2006, and the other question relates to MRS. Are you gonna finance the expansion required of MRS? Wagons acquisition, etc And the third question is if you could give us some broad numbers regarding maybe production costs at the mine, transportation costs, the handling cost and maybe a sense of the expected return of the whole project, thank you.

Marcos: Hello Thomas, this is Marcos Lutz. Regarding MRS, MRS is already in condition to make investments itself. We have an agreement with them, and we have the option to invest and have better price, a discount in the cargo. Our decision is having MRS investing, and I think it makes more sense to MRS as well. The first question about the licenses, the relationship with Minas Gerais State is very good, and we have almost all licenses needed to the conclusion of the project when we gather the licenses needed to at the beginning of the project, and never occurred, we don’t have any reverse in that direction.

About costs, we have basically a number between 4.5 to 5 dollars price, something like that, 5 dollar price, cash in the Port, cash cost basis is around one, but with other costs goes to two dollars, and we have a production that goes close to one dollar, I believe all in terms of cash costs.

Thomas: OK thank you, now I do have a question regarding any tax benefit that we could expect, income tax wise, maybe a reduction of ICMS to CSN, etc?

Lauro: Yes Thomas, we are negotiating the package of benefits with both states of Rio de Janeiro and Minas Gerais. The Rio de Janeiro State is a public one because is approved by the assembly, so we will be able to get disclosure. The state of Minas Gerais is a non-public yet, but we should expect conditions to be similar to what Rio de Janeiro was. We still want a negotiation to get better than the ones that we still have, and that include everything you said, benefits on ICMS, etc. We don’t have benefits on income tax because this is possible only in the northeastern part of the country today and our project is in the southeast.

Thomas: And when do you expect a return?

Marcos: Listen, we don’t have an expected a return, but we should get these investments paid down in less than three years on conservative scenario.

Thomas: OK. Thank you very much.

Operator: Our next question from Marcelo Kayath with Credit Suisse First Boston

Marcelo: My question was already answered, thank you.

Operator: Thank you Mr. Kayath. Let’s move on to our next question. Our next question is from Paolo Sora from Itaú Bank.

Paolo: Hi, this is Paolo from Itaú. I’d like to clarify, first of all, you are selling eight million tones of iron ore to the market. What’s the average price you are selling?

Marcos: We have many, many products, but we are now basically practicing the international prices, in a FOB basis, like the international price minus the logistics needs to get international.

Paolo: So, you are basically saying that if you expand your port capacity your gonna be able to get prices in this iron ore that you are selling in more close to the international market than today. As far as I know you’re selling iron ore to Cosipa between ten to twelve dollars per ton which is way below the price, the international price. Is that correct? Is this additional value that you are generating by increasing your export capacity?

Lauro: Yes. In fact what we have, we have costs involved in the logistics, and now to get these numbers that I will confirm to you, but even if you got these numbers last year, and you got the numbers the fact that CVRD and the international market discount besides the discount the logistics needed, we will be close to that number you’ve just mentioned, maybe a little over it, but iron ore price changed a lot last year, so otherwise it would be negotiated or not be negotiated, so the answer is actually that we will be able to sell in a price that is basically in equilibrium.

Paolo: My second question is regarding your capex. You mentioned that 30% of the capex will come out this year. Are you already going to invest this money without a long term contract? And in case you enter in a legal battle between the US CVRD regarding this right of first refusal, are you gonna be willing to keep investing on the project even under legal battle?

Lauro: Paolo, sorry, I was maybe not very clear, but we expect to invest 10% of this value this year.

Paolo: Oh, 10%. Next year is?

Lauro: Next year is only 40, then 50.

Paolo: Ah, 50, OK.

Lauro: Regarding the legal question with CVRD, we do not expect to get into a legal battle with CVRD, unless they don’t pay me for the iron we sell that, we do not expect that to happen at all. What is going to happen with this contract, we are gonna do the selling, we already are in negotiation, we already have people interested in buying the ore, on long term contracts, as of today, we will be discussing with those people the contract conditions and so on, and as I mentioned, my worst case scenario is CVRD deciding to use the right of first refusal, and pay me penny by penny, condition by condition just as I would get from somebody else, ok, so, you know, on the pure financial point of view, CVRD exercising a portion or all the production of Casa de Pedra, from CSN point of view, it doesn’t make that much difference, financially speaking. Instead of receiving from China, Japan, you know, Korea or Germany, I will be receiving from CVRD and the money is as good as anyone else’s. Our worst case scenario on that part is getting the money from CVRD instead of getting it from someone else.

Paolo: The last question is are you thinking of this mining business and separate this from the steel business or are you gonna develop this business inside your balance sheet?

Lauro: That is one of the options we are evaluating as of now. I don’t have a final answer for you, I am sorry, but we are evaluating that. We still have at least one and a half year to decide until the first shipment by 2005. But yes, that is an option we are evaluating.

Paolo: OK, thanks a lot.

Lauro: Thank you.

Operator: Once again Ladies and Gentleman to post your question please press #1 on your telephone keypad. Next question comes from Alberto Arias with Goldman Sachs

Alberto: Yes, just maybe a follow-up question on the contracts, because I think it is a critical issue giving that your basing your investment of this capital on the assumption that the long-term contract situation is gonna work with CVRD. A couple of questions. Have you ever signed a long-term contract? And have you used this plan that you have to pass it on to CVRD just to set a precedent that this is possible? Maybe this is my first question, I will ask my second question in a minute.

Marcos: Answering your question, yes, we do have long-term contracts with Cosipa-Usiminas and also with Gerdau-Açominas. We have with Gerdau a contract that has five and five years, and we use this principle, that we have just described to you, with CVRD, and now we just ship train by train every three or four days and that’s the way the contract goes.

Alberto: You have sold pretty much the whole contract for CVRD and now you are supplying for CVRD permanently and not really to Cosipa. Is that how that the situation develops?

Marcos: No, in fact CVRD used the right of preference once and we already mentioned this situation, this happened and naturally we made an investment, and then the second time we didn’t opt to get the offer, then we establish a long-term relationship with Cosipa, and this I mentioned now.

Alberto: Alberto: OK, because my understanding from following CVRD is that they are really that the preemptive rights are really in a shipment by shipment basis and that was the strategic weapon they had against any kind of expansion of Casa de Pedra competing against what they are doing.

Marcos: I suggest that you follow the information, the suggestion is to check and read the contracts. It is very clear that that is not the way it works, and actually establishes the figures for long term contracts, short term contracts, and everything, so it is very clear actually.

Alberto: Now, just my follow up, my second question with regards to the process of signing a deep long-term contract in the international market, even the amount of the expansions that the big three iron ore producers are doing by the 2005. And the appetite that companies have to maintain the market share, I would assume that CVRD would be most likely the one that is going to be willing to take those market shares. My concern with your strategy is that I do not see how would you have credibility with the counter-parties when your trying to negotiate a long-term contract for shipments that you would not be able to sell, but it is going to be, eventually, CVRD. For instance, like if you’re trying to negotiate a long-term contract with POSCO, and POSCO does you a favor in terms of signing this contract because the shortage in the iron ore Market, if I would be CVRD I would be very upset with POSCO, and I would say that you shouldn’t be signing contracts with Casa de Pedra, because Casa de Pedra is not going to be the ultimate selling of these volumes, but is going to be CVRD, and in retaliation CVRD could penalize some of these iron ore consumers, by having detrimented to their plans. There is a big conflict of interest between the strategic objective of expanding and maintaining the market share, and what you are doing with Casa de Pedra. If you could please explain to me a little bit better how the process of gaining the credibility of signing long-term contracts in the international market would be?

Marcos: Ok. Basically, I have a suggestion actually; if you check with three or four potential big consumers in fact that are willing to sign long-term contracts now, and if they are willing to foster development of a new player in the iron ore business, this will actually answer a lot of your questions. In fact, you describe a situation where a producer is basically retaliating a client, this is something that would be possible today. You’ve just mentioned that restructuring the business, I don’t think this was adopted, in fact, it is a point of view actually, and we have many interactions with clients, and this is not our perception and that’s why we are going forward with the project and actually this reinforces our perception. You should check actually with the market and get a sense in what means the project, I think would be a better way out of have this notion.

Benjamin: Alberto, this is Benjamim speaking. I think that it is very important to you and to other people to understand exactly the contract, and to understand exactly what we are doing nowadays.

So, to want be very clear to you, if you analyze the contract of Gerdau or Cosipa, you will see what is happening now. So you have a lot of stories about the preference of Casa de Pedra, but the most part of that I think that is bullshit, you know, because for example, the preference is in the contract, is not day-by-day supply. I want to give you an example. As you know, the big steel plants having difficulties to have the supply of iron ore nowadays. If we offer to Arcelor that contract at 10 years, starting in 2005, of ten million tons per year that we will start in 2005, we will go to CVRD with the contract now, and we will say, listen, we have an offer from Arcelor of 10 million tons contract, 10 years starting in 2005 and you have the preference so you have to answer formally to us in the next 30 days. So if CVRD assumes the compromise of the preference in exactly in the same terms that we sold to Arcelor during 10 years, starting in 2005, 10 million tons a year, they will be obliged to receive this quantity, the same quantity for the next 10 years.

If they give the opportunity to exercise the preference, we will be completely free to supply Arcelor for 10 years, starting 2005 in the conditions of the contract. This is already happening with the contracts that we have in the internal market. We don’t have that yet in the external market because we don’t have port, if we had port we will be selling nowadays to exportation.

And considering CVRD, to make very clear the position as to the market, the Japanese companies are buyers of CVRD and they are the most interested in having participation in the project of the expansion of Casa de Pedra. So we have offers from the Japanese, from the Chinese, from the Europeans, from all the world we have offers, and we will make this offers, mean contracts, and that’s it. The people say a lot of things that aren’t true, so, I think that you have to read the contract to find exactly what’s going on nowadays and this supplying to Casa de Pedra and the clients in Brazil.

Alberto: Ok, great, thank you.

Benjamin: Thank you.

Operator: Our next question comes from Violet Osterberg from from Pacific Life.

Violet: Hi, good morning. I would say that in US, we are pretty preoccupied with this new Chinese capacity coming on line, and it is worrying us how this may change the dynamics for the steel industry. Can you tell me how you get comfortable that this isn’t a threat to you, I know you are operating under a long-term contract, but should their price be a lot lower than yours, etc, how is it that you feel that they don’t really post a threat to you?

Lauro: Hi Violet, it is Lauro speaking. Your question is regarding the steel side of the business, right?

Violet: Yes, I’m sorry not iron ore.

Lauro: On the steel side of business, listen, yes, this capacity, China capacity can be, at some point in time, we don’t expect that to be now. The same in the international market, yes, even though I don’t think it will be competition for CSN, because CSN today, we hold the best cost in the steel business ever. One of the reasons is the iron ore mine, and the logistics system we have today.

That can happen, yes, but I don’t think any of us expect that to happen any point in time soon, you know, I think even the most that I saw about the demand in China, really no one expects the demand to be substantially lower, you know, before 2008, and we think that we have a very good competitive position in the business. We are today, by any standards, the most competitive steel mills in the world, by any standards and we are working very hard to keep in that position. We know that it is a tough business, it is a business that, you know, starts especially in the US, because people let’s say, in the US didn’t do the work that should be done, but in CSN itself, the Chinese capacity that is being built, we don’t expect to be that great of a trap, because all of the competitive position we hold in this business today.

Benjamin: And, I think that, complementarily to what Lauro said, the strategy of steel in CSN is very clear. So we have the internal market, we will sell close to 80% of our production in the internal market in Brazil and 30% outside Brazil. To increase the production we will only consider buying captive markets in U.S. or in Europe, so our investments in increasing the capacity of steel in CSN will be in Brazil, so we are talking about blast furnace number 4, 2,5 million tones, and we will have to have captive market in Europe or in the States to add this value to this production of slabs.

The same that we did in Lusosider in Portugal, that we are selling 200,000 tons of hot coils and I didn’t value for this capacity in Portugal or LLC in the States, that we are selling slabs to the States, making tolling with other steel companies in the States to supply LLC. So, for the future we consider to increase the capacity of slabs in Brazil, and buy market in Europe or in the States, to add value to these slabs produced in Brazil.

Violet: I have a follow-up question, if you don’t mind. Should that be any further extension abroad in overseas market that you said, if you find that you have captive markets, and you have opportunities there, what would be your strategy going forward when it comes to the iron ore in these overseas markets?

Lauro: Well, our idea basically is concentrate hot steel production in Brazil, and abroad we do prefer to acquire rolling capacity. Unless it is a great opportunity get a competitor, our preference abroad is to acquire rolling capacity and not blast furnaces or something like that. We think that the competitors advantages that we will be able to have in Brazil because of the iron ore and logistics, not iron ore alone, and logistics to produce raw material and raw steel, will be difficult to replicate abroad, so we do prefer to acquire rolling capacity, that Mr. Benjamin mentioned, you know, our captive market instead of acquiring a full, long integrated mill at some point in time. It can be if the price is very good, if the condition is very right, but in the long run our position is, you know, our position is that we should produce slabs in a country which is very competitive and that is what we do in Brazil today, and roll it where the market is, and that means US and Europe.

Violet: Ok, thank you very much.

Lauro: Thank you.

Operator: Ladies and Gentlemen, to post a question please press # 1 on your telephone key pad. Our next question comes from Daniel Altman with Bear Stearns.

Daniel: Hi, just a couple of follow ups. In terms of the timing again for the project in your press release he said thirty months from the signing of the contract, and I’m wondering, you talked about the second half of 2006. Does that imply that contracts will be signed very soon?

Lauro: We are working on that direction Daniel.

Daniel: Ok, when you say second half of 2006 you’re thinking late in the second half or early in the second half?

Lauro: That should be as early as possible ok?

Daniel: And the other question I have is, your former CEO is obviously now on the Board of Directors of Anglo, and I’m wondering if one of the possibilities that you are studying is to develop the mine and then sell it maybe to Anglo, that would love to be player in the Brazilian iron and ore business.

Lauro: It depends on the price line, there is always a price right. Again, this is of extreme value for business, if we can get the right price, we can evaluate it, we are not building it in order to sell it to anyone, to sell the whole business to anyone, exactly what I told you, we do not expect sell to anyone, we do expect the business to be valuable, we are trying to develop the business to the shareholders, we try to develop the business, a range of businesses, and to put all our businesses in a way to make the best to our shareholders and if at any given time someone appears with one of those huge and unbelievable checks we are going to evaluate it.

Daniel: Ok, sounds like a plan. Thanks.

Operator: Next question comes from Darren Richman from Credit Suisse Asset Management

Darren: Hello, good afternoon everyone. Can you just talk a little bit about the total cost to the project and timing of the cash flow payments?

Lauro: Ok, if you refer to page 20, we have a total investment, everything we gonna spend, and the company firm believes that will be able to build for less than that. That’s the number we want to put on the market, but that is the first indication we have from all the suppliers and companies. We still are not yet on the final, let’s say, stage of negotiation regarding this investment, and we hope and believe that we will be able to do for less than do 783 million dollars stated there. We probably are going to spend as we have mentioned before about 10% of this value in 2004, about 30% of this value in 2005 and 50% of this value in 2006.

Darren: And how do you plan to finance that?

Lauro: As we mentioned, most of it, we’re working basically three ways today. One package is specific from ECA. We are on our way with a specific ECA, that is export agency ok. There are some agencies that have specific packages for develop of new raw material supplies. Depending on where one of these long-term contracts be, I’ll probably be able to get a line from a specifically ECA The second position will be starting a composition between ECA and from development banks, you know BNDES (Brazilian National Development Bank), and a little bit of own capital, something between 20% and 25% at most, and the third alternative will be a structured deal, similar to a securitization to finance the deal, I meant the investment, sorry.

Darren: When do you think you going to go to the market with a deal like that?

Lauro: Well, we won’t expect that to happen before the contract being signed, because of course some of these deals are dependent on rules, at least some of those long term contracts we mentioned in the Conference call. I don’t see us going to the market to finance this deal before June. And the second reason is this very low expenditure this year.

Darren: What would change the timing of this cashflow payments, like 10% in 2004, 40% in 2005,etc.?

Lauro: It is very difficult to change that, you see, that’s equipment that I am buying, and fortunately or unfortunately those equipment are not right, you know, we couldn’t find equipment ready to sell today, even if I provide it now, probably we would take some time to produce and put out some work in the mine. So, and we have all the pressure of, you know, take the condition of the port and take the line off to run. I don’t see that much of a chance to change this flow of expenditure.

Darren: I thought you said you use 20% to 25% of your own capital potentially as part of the secondary form of financing? Among of what is stated in your capital budget?

Lauro: Yes.

Darren: OK, thanks very much.

Operator: Next question comes from Thomas Sousa from Merrill Lynch.

Thomas: Just two follow-up questions. One regarding the dynamics of this project versus the Hope Downs project in Australia. I understand that it is signed already 100% of the contract of 100% of volume, although they will only be produced in five years from now, in your case, are you having, signed anything yet but will be produced in total capacity in maybe two and a half year. And maybe if you could just explain what the dynamics of this project?

Lauro: : I’m not familiar with this project, so it doesn’t seem that I will be able to help you on that. But, we are seeing in the market today, people very willing to, you know, commit themselves, with capacity that will come upstream, one, one and a half year from now. So people are willing to get there, probably as you mentioned, demand from Asia won’t be lower at any point in time probably before 2008. And that is the reason, even though the acceleration of the business in Asia, I don’t see the mining itself being reduced that much, not from Asia, as we speak in terms of capacity, throughout, the steel capacity coming today and the capacity landscape in the world today, and anything that will happen will dislocate old capacity in west Europe. That is what is likely going to happen.

Thomas: Is that realistic to expect that maybe in nine months you will have 100% of your volume contracted?

Lauro: That is very hard to say Thomas, but it is very likely.

Thomas: Ok. And the second question which I am having difficulty in answering to the investors is, given that this seems to be such a great project, why haven’t CSN done this before?

Lauro: That’s a hell of a question Thomas. The position that we have until 2000, we were shareholders of CVRD, we had an idea back there to create a Company which is much bigger in steel, much bigger in iron ore, much bigger in logistics, comprising our steel assets, CVRD steel assets and so on. And then the untangling that happened in 2000, and we have 2001, 2002 and 2003, let’s say to analyze the project, this is a good project. The project, the layout is probably 1999, 1998 when you get the mine to being such a great asset, but it takes a while for reasons that unfortunately are not only in our control.

Benjamin: Also, I think that when we finalized the uncrossing participation with CVRD we had to pay a big volume of dividends and our capital structure didn’t permit that we start with this investment in Casa de Pedra. As I can guarantee to you that we think in this project for more than three years, this is very good because is it very consolidated in the Company the advantage of this investment, so and we are completely sure that this is the best investment that CSN can make in the short term for the shareholders and if we didn’t start before, it was just because our capital structure didn’t permit, nowadays 2003, I think that we are ready to start in a very good condition for finance issues and also, market issues. So if you consider we collected a lot of money from the market, 5 years and 10 years period, and also a good volume that changed completely our financial structure, so I think that now we are ready to make this important move to CSN and to the shareholders.

Thomas: Thank you very much Benjamim, Lauro.

Benjamin: Thank you.

Operator: Next question comes from Carlos Pargo with Maxima Asset Management. Carlos your line is live.

Once again, ladies and Gentleman, to post a question please press # 1 on your telephone keypad.

Ladies and Gentleman, to post a question please press # 1 on your telephone keypad.

If there are no further questions at this time, Mr. Rezende please proceed with your final remarks.

Lauro: In the name of CSN I want to thank you very much for your participation with questions. Our IR team is ready to get any other inquiries that you may have. Thank you very much, see you soon. Bye-bye.

Operator: Ladies and Gentlemen, CSN’s Conference call is now over. You may disconnect now. Thank you.

Disclaimer

This transcription reflects the discussions carried out during the Casa de Pedra Expansion conference call and is subject to possible errors and omissions resulting from audio disruptions, presenters’ pronunciations or other factors. This transcription is provided by a third party, and CSN is has no liability regarding the content in this document.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 6, 2004

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Otavio de Garcia Lazcano
Otavio de Garcia Lazcano Principal Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.